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STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
England

               STOLT-NIELSEN TRANSPORATION GROUP EXERCISES OPTION
                        TO ACQUIRE THREE PARCEL TANKERS;
            SHIPS TO BE CONVERTED TO MEET MARPOL ANNEX II REGULATIONS

London, England - February 22, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) announced today that its wholly owned subsidiary, Stolt-Nielsen Transportation Group (SNTG), has exercised an option to acquire three product/chemical tankers--currently on time charter--at a total option price of approximately $40 million. The three ships are to be converted, at a total cost of about $7.5 million, to double-skin configuration in order to meet Marpol Annex II regulations taking effect January 1, 2007.

The three ships, each 40,000 deadweight tons with 20 epoxy coated tanks, are:
Montana Blue, built 1991; Montana Star, built 1992; and Montana Sun, built 1994. The ships were chartered in December 2001 from Montana Ship Holding AS, with an option to acquire at any time.

Otto H. Fritzner, Chief Executive Officer of SNTG, said, "The Montana ships will give SNTG the ability to capitalize on the good growth prospects forecast for the large, simple segment of the parcel tanker market. Converting these ships is also an economical solution to fleet expansion at a time when the cost of new buildings remains near historic highs."

Contact: Richard M. Lemanski
         U.S. 1 203 299 3604
         rlemanski@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's leading producer and supplier of farmed salmon.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which Stolt-Nielsen S.A. operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

Stolt-Nielsen S.A. transports; prevailing market rates for the transportation services that Stolt-Nielsen S.A. offers; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing Stolt-Nielsen S.A.'s older ships and building or purchasing new ships; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; the conditions and factors that may influence the decision to issue future dividends; the market long-tem debt and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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